October 16th, 2000

DIRECTORS’ REPORT

Dear Shareholders:

The Company’s 2000 annual general meeting has been scheduled for Monday, November 20th, 2000 at 10:00 a.m. at Salon #216, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, BC, V6X 1K8. Accompanying this letter is the Company's Information Circular and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Company from the date of its last annual meeting, held on October 29th, 1999 to October 16th, 2000:

On December 14th, 1999, the Company announced that it had been notified by Kinross that a first quarter budget for the Gil claim joint venture was approved for $590,000 US which is part of a proposed $1.4 million US year 2000 budget. The budget for 2000 will consist of a 60 hole drilling program for a total of 27,000 feet on the Gil claims, core and RC drilling.

As reported in the Company’s News Release dated March 16, 1999 the polygonal resource calculation reported by Kinross on the main Gil zone estimated an indicated resource of 6.5 million tons with an average grade of 0.042 ounces of gold per ton and an inferred resource of 4.2 million tons with an average grade of 0.039 opt gold for a combined total minerals resource estimate of 10.7 million tons with an average grade of 0.04 opt gold totalling 433,000 ounces.

By News Release dated January 6th, 2000, the Company announced that a progress report for the 1999 Gil Venture season had been received from Kinross. All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization is in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

Six out of eleven drill holes in the “North Gil” area intercepted significant gold mineralization. The North Gil mineralized zone currently encompasses an area 1,000 feet long by 400 feet wide. Mineralization is primarily associated with quartz veining within the metamorphic rock and is open to the north, south, and west.

Soil sampling outlined new areas with anomalous gold values in the North Gil area and in the eastern portion of the Gil Venture claim block.

Geophysical data revealed previously unknown geologic structures trending east to west and in northeast directions. This data also outlined new exploration targets on the east-side of Slippery Creek and in All Gold Creek.

On February 14, 2000 the Company announced that the initial drilling program on the Gil Claims was commenced on the joint venture gold prospect near Fairbanks, Alaska. Kinross notified the Company that approximately 50 holes with an estimated total footage of 27,000 feet would target the northeast extension of the Main Gil zone.

By News Release dated April 18, 2000 the Company announced that it had received assay results on this years first phase drilling and exploration program on the Gil Claims joint venture from Kinross. This years initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT			MAIN GIL DRILL RESULT

HOLE #	INTERVAL	AU (opt)	HOLE #	INTERVAL	AU (opt)

116	440' - 520'	80' of .036	133	115' - 145'	30' of .033
			133	165' - 200'	35' of .133
117	270' - 290'	20' of .05
117	310' - 350'	40' of .05	137	10' - 130'	120' of .045

118	200' - 250'	50' of .04	138	55' - 105'	50' of .065
			138	200' - 245'	45' of .086
119	130' - 140'	10' of .04	138	280' - 300'	20' of .04
119	385' - 395'	10' of .06
			139	15' - 80'	65' of .12
121	355' - 390'	35' of .033	139	190' - 255'	65' of .03

126	185' - 200'	15' of .026	149	55' - 90'	35' of .04

127	10' - 40'	30' of .017

128	70' - 80'	10' of .034

129	50' - 65'	15' of .067

130	115' - 130'	15' of .124
130	260' - 275'	15' of .176
130	360' - 385'	25' of .02
130	440' - 545'	105' of .04

NORTH GIL DRILL RESULT			MAIN GIL DRILL RESULT

HOLE #	INTERVAL	AU (opt)	HOLE #	INTERVAL	AU (opt)

122	240' - 260'	20' of .15	133	115' - 145'	30' of .033
			133	165' - 200'	35' of .133
123	70' - 85'	15' of .015
123	105' - 130'	25' of .038	137	10' - 130'	120' of .045
123	170' - 185'	15' of .33	138	55' - 105'	50' of .065
124	195' - 220'	25' of .046	138	200' - 245'	45' of .086
124	360' - 375'	15' of .04	138	280' - 300'	20' of .04

146	30' - 60'	30' of .09	139	15' - 80'	65' of .12
146	95' - 145'	50' of .035	139	190' - 255'	65' of .03
146	170' - 185'	15' of .035	149	55' - 90'	35' of .04
146	205' - 225'	20' of .054

147	45' - 85'	40' of .24
147	340' - 400'	60' of .03

SLIPPERY CREEK
HOLE #	INTERVAL	AU (opt)
131	110' - 125'	15' of .027

On June 5th, 2000, the Company announced that it had received additional assay results on this year’s first phase drilling and exploration program on the Gil Claims joint venture from Kinross. This year’s initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT			NORTH GIL DRILL RESULT

HOLE #	INTERVAL	AU (opt)
			HOLE #	INTERVAL	AU (opt)
145	45' - 125'	80' of .047
			153	150' - 165'	15' of .046
158	505' - 530'	25' of .057	153	210' - 235'	25' of .036
			153	335' - 360'	25' of .032
			154	110' - 125'	15' of .040
			155	320' - 335'	15' of .082

On September 12th, 2000, the Company announced that stock options had been granted to two directors to purchase an aggregate of 1,075,000 common shares of the Company, exercisable for a period of five years from September 12th, 2000, at a price of $0.24 per share.

Holders of common shares of record at the close of business on October 13th, 2000 are eligible to vote at the November 20th, 2000 annual general meeting. Please mark, sign, date and mail the accompanying proxy, whether or not you expect to attend the meeting in person. If you are a registered shareholder (ie: your shares are registered in your name, not held in broker’s name) you may revoke your proxy at the meeting should you be present and desire to vote your shares in person, and you may revoke your proxy for any reason at any time prior to the voting thereof, either by written revocation prior to the meeting or by appearing at the meeting and voting in person. Your co-operation is respectfully solicited and your continued support appreciated.

On Behalf of the Board of Directors of
TERYL RESOURCES CORP.

"John G. Robertson”

John G. Robertson,
President